UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PEC SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

705107100

(CUSIP Number)

Nicholas J. DeRoma
Chief Legal Officer
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6
(905) 863-0000

(Name, Address and Telephone Number of Person
Authorized to receive Notices and Communications)

Copy to:

Donald Leo Toker, Jr.
Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 624-2500

April 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 705107100

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
NORTEL NETWORKS CORPORATION

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CANADA

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 16,517,910*

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 16,517,910*

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 16,517,910*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
55%*

14.	Type of Reporting Person:
CO, HC

*See Items 4 and 5 below.

CUSIP No. 705107100

15.	Name of Reporting Persons: I.R.S.Identification Nos. of above persons (entities only):
NORTEL NETWORKS LIMITED

16.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

17.	SEC Use only:

18.	Source of Funds:
OO

19.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

20.	Citizenship or Place of Organization:
CANADA

Number of Shares Bene- ficially by Owned by Each Reporting Person With	21.	Sole Voting Power:

	22.	Shared Voting Power: 16,517,910*

	23.	Sole Dispositive Power:

	24.	Shared Dispositive Power: 16,517,910*

25.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 16,517,910*

26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

27.	Percent of Class Represented by Amount in Row (11):
55%*

28.	Type of Reporting Person:
CO

*See Items 4 and 5 below.

CUSIP No. 705107100

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
NORTEL NETWORKS INC.

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds:
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:
DELAWARE

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 16,517,910*

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 16,517,910*

11.	Aggregate Amount Beneficially Owned by Each Reporting Persons: 16,517,910*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11):
55%*

14.	Type of Reporting Person:
CO

*See Items 4 and 5, below.

CUSIP No. 705107100

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):
PS MERGER SUB, INC.

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐ (b) ☐

3.	SEC Use only:

4.	Source of Funds:
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization:
DELAWARE

	7.	Sole Voting Power:
Number of Shares Bene- ficially by Owned by Each Reporting Person With

	8.	Shared Voting Power: 16,517,910*

	9.	Sole Dispositive Power:

	10.	Shared Dispositive Power: 16,517,910*

10.	Aggregate Amount Beneficially Owned by Each Reporting Persons:

11.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: 16,517,910*
☐

12.	Percent of Class Represented by Amount in Row (11):
55%*

13.	Type of Reporting Person:
CO

*See Items 4 and 5, below.

Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, $0.01 par value per share (the “Shares”), of PEC Solutions, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 12730 Fair Lakes Circle, Fairfax, VA 22033.

Item 2. Identity and Background

     This Statement is being filed by Nortel Networks Corporation, a Canadian corporation (“NNC”), Nortel Networks Limited, a Canadian corporation and a wholly owned subsidiary of NNC (“NNL”), Nortel Networks Inc., a Delaware corporation and a wholly owned subsidiary of NNL (“Parent”), and PS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). NNC may be deemed to control NNL, Parent and Purchaser.

     NNC’s and NNL’s principal executive offices are located at 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6. Parent’s principal executive offices are located at 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709. Purchaser’s principal executive offices are located c/o Parent at 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709.

     NNC, through its wholly owned subsidiaries, including NNL and Parent, is a leading global supplier of networking solutions and services that support the Internet and other public and private data, voice, and video networks using wireless and wireline technologies. NNC’s business, through its wholly owned subsidiaries, including NNL and Parent, consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing, and support of networking solutions and services. Purchaser is a newly formed Delaware corporation organized in connection with the Offer (as defined under Item 4 below) and the Merger (as defined under Item 4 below). Purchaser has not conducted any business other than in connection with the Offer and the Merger.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of NNC, NNL, Parent and Purchaser are set forth on Schedule I attached hereto and incorporated herein by reference.

     During the last five years, none of NNC, NNL, Parent or Purchaser, nor, to the knowledge of NNC, NNL, Parent and Purchaser, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     This Statement relates to Options (as defined under Item 4 below) to purchase, proxies to vote and other rights granted to Parent and Purchaser by David C. Karlgaard, Paul G. Rice and Alan H. Harbitter and their related trusts and family foundations (collectively, the “Principal Stockholders”) with respect to Shares beneficially owned by the Principal Stockholders pursuant to three Stockholder Agreements dated as of April 25, 2004 among Parent and Purchaser and Principal Stockholders (the “Stockholder Agreements”) as described under Item 4 below.

     No payments were made by or on behalf of NNC, NNL, Parent or Purchaser in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the Stockholder Agreements. A description of the source and amount of funds required to purchase the Shares in the Offer pursuant to the Merger Agreement is contained in Section 10 of the Offer to Purchase dated May 3, 2005, filed as Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on May 3, 2005, which description is incorporated herein by reference. In the event that the Options under the Stockholder Agreements become exercisable, Parent and Purchaser will make an election as to the source of the necessary funds.

Item 4. Purpose and Transaction.

     The Stockholder Agreements were entered into in connection with execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2005, among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, Purchaser is offering to purchase all of the Shares at a purchase price of $15.50 per share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in an Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”), and in a related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the “Offer”). Purchaser is not required to purchase any Shares unless there shall have been validly tendered and not withdrawn immediately prior to the expiration of the Offer such number of Shares as would constitute at least a majority of the Shares that in the aggregate would be outstanding on a “fully diluted basis” (the “Minimum Condition”). Based on the number of Shares and options to acquire Shares outstanding as of April 25, 2005, the Minimum Condition would be satisfied if at least 16,517,910 Shares are tendered in the Offer. The Offer is also subject to certain other terms and conditions. A description of the Offer is contained in the Offer to Purchase and Letter of Transmittal, filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

     If Purchaser accepts Shares tendered in the Offer, Purchaser has agreed, subject to specified terms and conditions, to merge with and into the Company (the “Merger”). In the Merger, each outstanding Share (other than Shares with respect to which appraisal rights have been sought or Shares held by Parent, Purchaser or the Company or any direct or indirect subsidiary of the Company) would be converted into and become the right to receive $15.50 in cash per Share from the Surviving Corporation (as defined in the Merger Agreement). The Merger Agreement prohibits the payment of dividends. A copy of the Merger Agreement is filed as Exhibit 3 hereto, and is incorporated herein by reference.

     The Stockholder Agreements grant Parent and Purchaser Options (as defined in the Stockholder Agreements) to purchase all of the Shares beneficially owned by the Principal Stockholders, including 14,344,936 Shares outstanding as of April 25, 2005 at $15.50 per share. In addition, under the Stockholder Agreements, Parent and Purchaser have the right to require the Principal Stockholders to exercise rights (including under employee stock options) to acquire additional Shares in amounts sufficient to procure that the aggregate number of Shares that Parent and Purchaser may acquire pursuant to the Stockholder Agreements constitutes a majority of all outstanding Shares on a fully diluted basis at all times prior to acceptance for payment of any Shares in the Offer by Purchaser (provided, however, that Principal Stockholders will not be obligated to exercise options with an exercise price above the Offer price unless Parent agrees to pay the amount by which the exercise price of such options exceeds the Offer price). As of April 25, 2004, the Principal Stockholders had options to acquire an additional 3,234,201 Shares. Based on the number of Shares and options to acquire Shares outstanding as of April 25, 2005, 16,517,910 Shares represents a majority of all outstanding Shares on a fully diluted basis.

     Parent or Purchaser may exercise any or all of the Options in whole or in part at any time (following termination or expiration of the Offer) following the earliest of the making of an Acquisition Proposal (as defined in the Merger Agreement) (with references to 15% in the definition of the term “Acquisition Proposal” in the Merger Agreement replaced by 50%) or occurrence of a Withdrawal of Recommendation (as defined in the Merger Agreement) or a breach of the no solicitation provisions of the Merger Agreement; provided, however, that, in each case to the extent necessary and prior to the sale or transfer of any Committed Shares in connection with the exercise of any Option:

     (i) any waiting period under the HSR Act (as defined in the Merger Agreement) applicable to the exercise of an Option shall have expired or been terminated;

     (ii) notice from the CFIUS (as defined in the Merger Agreement) shall have been received to the effect that review under the Exon-Florio Act (as defined in the Merger Agreement) applicable to the exercise of an Option has been concluded, and CFIUS shall have determined that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act with respect to the exercise of an Option;

     (iii) the DSS (as defined in the Merger Agreement) shall have indicated that it is willing to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to the transactions contemplated by this Agreement, and acceptable to, Parent in its sole discretion, in accordance with the NISPOM (as defined in the Merger Agreement); and

     (iv) no Judgment (as defined in the Merger Agreement) shall have been issued by any Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction prohibiting the exercise of an Option or the delivery of Shares shall be in effect, and subject to compliance with all applicable Laws (as defined in the Merger Agreement), including Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Unless theretofore exercised, each Option shall expire at 5:00 p.m. eastern time on the 120th day following termination of the Merger Agreement in accordance with Article IX of the Merger Agreement.

     Under the Stockholder Agreements, each Principal Stockholder irrevocably agreed, at every meeting of the stockholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, to vote any and all of its Shares entitled to be voted thereat or to cause any and all such Shares to be voted: (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (A) any proposal for any merger, consolidation, recapitalization, sale of assets or other business combination between the Company and any Person (other than the Merger), (B) any Acquisition Proposal, (C) any change in the Company’s capital structure or any amendment of the Company’s Certificate of Incorporation or By-laws, (D) any change in the management or board of directors of the Company (other than as contemplated by the Merger Agreement), or (E) any other action or agreement intended to or that could result in (x) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (y) any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, or (z) a delay of completion of the Offer and/or the Merger, and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement. Each Principal Stockholder further agrees to cause the Shares beneficially owned by such Principal Stockholder to be voted in accordance with the foregoing. Each Principal Stockholder acknowledges receipt and review of a copy of the Merger Agreement. Each Principal Stockholder also irrevocably appointed two representatives of Parent as the sole, exclusive, true and lawful proxies of such Principal Stockholder, to vote each of such Principal Stockholder’s Shares as its proxies, for and in the name, place and stead of such Principal Stockholder, with full power of substitution and resubstitution. The proxies granted under the Stockholder Agreements are exercisable during and for the period from execution of the Stockholder Agreement until termination of the Merger Agreement. Copies of the Stockholder Agreements are filed as Exhibits 4, 5 and 6 hereto, and are incorporated herein by reference.

     In the event of a Withdrawal of Recommendation, the voting and tender commitments under the Stockholder Agreements apply only to Committed Shares (as defined in the Stockholder Agreements), and (following termination of the Merger Agreement in accordance with its terms) the restrictions on transfer of Shares apply only to Committed Shares in the event of a Withdrawal of Recommendation.

     The Stockholder Agreements will not be binding in the event that the Merger Agreement is amended by the parties thereto to lower the price or value of, or change the form of, the Offer consideration or the purchase price.

     The descriptions herein of the Stockholder Agreements and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 3, 4, 5 and 6 respectively.

     Other than as described above or in the Schedule TO, NNC, NNL, Parent and Purchaser have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although they reserve the right to develop such plans).

     The Shares are principally traded on the NASDAQ National Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on the NASDAQ National Market. In addition, the purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. A more complete description of these issues is contained in Section 7 – “ Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase and is incorporated in this Statement by reference.

Item 5. Interest in Securities of the Issuer.

     The Company has informed us that, as of April 25, 2005, there were (i) 27,596,601 Shares issued and outstanding, and (ii) outstanding options to purchase 5,439,217 Shares. At that date, the Principal Stockholders collectively beneficially owned 14,344,936 outstanding Shares, representing approximately 52% of the Shares outstanding as of April 25, 2005 and approximately 48% on a fully diluted basis (excluding Shares issuable upon the exercise of options held by the Principal Stockholders). Including Shares issuable upon the exercise of options, as of April 25, 2005, the Principal Stockholders beneficially owned 17,579,137 Shares, representing approximately 53% of the Shares outstanding on a fully diluted basis, and approximately 57% of the Shares outstanding as of April 25, 2005 (including options to acquire Shares from the Company held by the Principal Stockholders but excluding all other options). The right of Parent and Purchaser to require the Principal Stockholders to exercise rights (including under employee stock options) to acquire additional Shares from the Company and sell such Shares to Parent or Purchaser is limited to amounts sufficient to procure that the aggregate number of Shares that Parent and Purchaser may acquire pursuant to the Stockholder Agreements constitutes at all times prior to acceptance for payment of any Shares in the Offer by Purchaser a majority of all outstanding Shares on a fully diluted basis. Assuming the accuracy of the Company’s representations in the Merger Agreement and compliance with its obligations thereunder, the maximum number of Shares Purchaser and Parent have the right to acquire is 16,517,910 Shares, representing a majority of all outstanding Shares on a fully diluted basis and approximately 55% of the outstanding Shares including Shares issuable upon the exercise of options Parent and Purchaser have the right to require the Principal Stockholders to exercise (and excluding all other rights to acquire Shares from the Company).

     As a result of entering into the Stockholder Agreements, NNC, NNL, Parent and Purchaser may be deemed to have shared voting and/or dispositive power with respect to the Shares owned by the Principal Stockholders. Each of NNC, NNL, Parent and Purchaser, and their respective directors and executive officers, disclaims beneficial ownership with respect to such Shares. The filing of this Statement is not, and shall not be construed as, an admission that the filers or any of their executive officers or directors beneficially owns any of the Shares for which they are listed as having shared voting and/or dispositive power.

     Except as described herein, none of NNC, NNL, Parent and Purchaser, or to the knowledge of each of them, no executive officer or director of any of NNC, NNL, Parent or Purchaser, beneficially owns any Shares, nor (except for the Stockholder Agreements) have any transactions in the Shares been effected during the past sixty days by any of NNC, NNL, Parent or Purchaser, or, to the knowledge of NNC, NNL, Parent and Purchaser, by any executive officer or director of any of them. In addition, no other person (other than the Company or the Principal Stockholders) is known by NNC, NNL, Parent, or Purchaser to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Statement is incorporated by reference to this Item 6. Except as described in this Statement, to the knowledge of NNC, Parent and Purchaser, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Offer to Purchase, dated May 3, 2005 (incorporated in this Schedule 13D by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 2	Letter of Transmittal, dated May 3, 2005 (incorporated in this Schedule 13D by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 3	Agreement and Plan of Merger dated as of April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and PEC Solutions, Inc. (incorporated in this Schedule 13D by reference to Exhibit (d)(1) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 4	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and David C. Karlgaard, the David C. Karlgaard Revocable Trust, the David C. Karlgaard and Marilyn E. Karlgaard Trust, the David C. Karlgaard and Marilyn E. Karlgaard Irrevocable Trust, the Karlgaard Family Foundation, and the Karlgaard Charitable Remainder Trust (incorporated in this Schedule 13D by reference to Exhibit (d)(2) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 5	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Paul G. Rice, the Paul G. Rice and Gina J. Rice Grantor Retained Annuity Trust, and the Rice Family Foundation (incorporated in this Schedule 13D by reference to Exhibit (d)(3) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 6	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Alan H. Harbitter, the Merrill Lynch Trust Co. FSB Harbitter CRUT DTD 10 15 01, and the Harbitter Family Foundation (incorporated in this Schedule 13D by reference to Exhibit (d)(4) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 5, 2005
NORTEL NETWORKS CORPORATION
	By:	/s/ Peter W. Currie Name: Peter W. Currie Title: Executive Vice-President and Chief Financial Officer
	By:	/s/ Gordon A. Davies Name: Gordon A. Davies Title: Assistant General Counsel-Securities and Corporate Secretary
NORTEL NETWORKS LIMITED
	By:	/s/ Peter W. Currie Name: Peter W. Currie Title: Executive Vice-President and Chief Financial Officer
	By:	/s/ Gordon A. Davies Name: Gordon A. Davies Title: Assistant General Counsel-Securities and Corporate Secretary
NORTEL NETWORKS INC.
	By:	/s/ William J. LaSalle Name: William J. LaSalle Title: Secretary
PS MERGER SUB, INC.
	By:	/s/ Arno Nadolny Name: Arno Nadolny Title: President

EXHIBIT INDEX

Exhibit 1	Offer to Purchase, dated May 3, 2005 (incorporated in this Schedule 13D by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 2	Letter of Transmittal, dated May 3, 2005 (incorporated in this Schedule 13D by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 3	Agreement and Plan of Merger dated as of April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and PEC Solutions, Inc. (incorporated in this Schedule 13D by reference to Exhibit (d)(1) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 4	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and David C. Karlgaard, the David C. Karlgaard Revocable Trust, the David C. Karlgaard and Marilyn E. Karlgaard Trust, the David C. Karlgaard and Marilyn E. Karlgaard Irrevocable Trust, the Karlgaard Family Foundation, and the Karlgaard Charitable Remainder Trust (incorporated in this Schedule 13D by reference to Exhibit (d)(2) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 5	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Paul G. Rice, the Paul G. Rice and Gina J. Rice Grantor Retained Annuity Trust, and the Rice Family Foundation (incorporated in this Schedule 13D by reference to Exhibit (d)(3) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

Exhibit 6	Stockholder Agreement, dated April 25, 2005, by and among Nortel Networks Inc., PS Merger Sub, Inc., and Alan H. Harbitter, the Merrill Lynch Trust Co. FSB Harbitter CRUT DTD 10 15 01, and the Harbitter Family Foundation (incorporated in this Schedule 13D by reference to Exhibit (d)(4) of the Schedule TO filed by Nortel Networks Inc. and PS Merger Sub, Inc. on May 3, 2005)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NORTEL NETWORKS CORPORATION,
NORTEL NETWORKS LIMITED, NORTEL NETWORKS INC. AND
PS MERGER SUB, INC.

Directors and Executive Officers of Nortel Networks Corporation and Nortel Networks Limited.

     NNC and NNL currently have the same directors and executive officers. The name, country of citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of NNC and NNL is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with NNC and NNL. Unless otherwise indicated below, the business address of each director and executive officer is c/o Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.

Directors of NNC and NNL

Name	Principal Occupation, Five-Year Employment History and Citizenship

Dr. Manfred Bischoff	Dr. Bischoff has been a director of NNC and NNL since April 29, 2004. Dr. Bischoff has been Chairman of the Board of European Aeronautic Defence and Space Company EADS N.V., an aerospace company, since July 2000, and Delegate for Aerospace of DaimlerChrysler AG, an automotive company, since January 2004. Previously, Dr. Bischoff was a member of the Board of Management of DaimlerChrysler AG from May 1995 to December 2003 and President and Chief Executive Officer of DaimlerChrysler Aerospace AG from May 1995 to March 2000. He is also a member of the Supervisory Board of Bayerische Hypo-und Vereinsbank AG, Fraport AG, Gerling-Konzern Versicherungs-Beteiligungs-AG, J.M. Voith AG, Royal KPN N.V. and SMS GmbH. Dr. Bischoff is a citizen of Germany.

The Hon. James Johnston Blanchard	Gov. Blanchard has been a director of NNC since March 7, 2000 and of NNL since May 1, 1997. He also serves on the pension fund policy committee of NNL. Gov. Blanchard has been a partner in the law firm DLA Piper (formerly Piper Rudnick LLP) since October 2002. DLA Piper is representing PEC Solutions in connection with the proposed acquisition by Nortel. Gov. Blanchard has advised Nortel that he was not involved in this representation in any way, and has no involvement in the proposed transaction, except in his capacity as a director of NNC and NNL. Prior to October 2002, he was a shareholder in the law firm of Verner, Liipfert, Bernhard, McPherson and Hand, Chartered since April 1996. He was previously United States Ambassador to Canada, Governor of the State of Michigan and a member of the United States House of Representatives. Gov. Blanchard is also a director of Bennett Environmental, Inc., Brascan Corporation, Enbridge Inc., LDMI Communications, Inc. and Teknion Corporation. Gov. Blanchard is a citizen of the United States of America.

Robert Ellis Brown	Mr. Brown has been a director of NNC since March 7, 2000 and of NNL since April 27, 2000. Mr. Brown has been President and Chief Executive Officer of CAE Inc., a flight training, services and equipment company, since August 2004 and has been a director of

Name	Principal Occupation, Five-Year Employment History and Citizenship

ACE Aviation Holdings Inc., the parent holding company under which the reorganized Air Canada is held, since October 2004. After being appointed a director of Air Canada, a commercial airline company, in March 2003, he served as Vice-Chairman of the Board from April 2003 to May 2003 and Chairman of the Board from May 2003 to September 2004. On April 1, 2003, Air Canada obtained an initial order from the Ontario Superior Court of Justice providing creditor protection under the Companies Creditors Arrangement Act, such order being subsequently amended in connection with the proceedings. On April 1, 2003, Air Canada also made a concurrent petition for recognition and ancillary relief under Section 304 of the United States Bankruptcy Code. Air Canada successfully completed its restructuring process and emerged from creditor protection in September 2004. Mr. Brown served as a Director and Chairman of the Board of Air Canada during its restructuring. Mr. Brown has been the Chairman of Vanguard Response Systems Inc. since November 2003. Mr. Brown was the President and Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown is a citizen of both Canada and the United Kingdom.

John Edward Cleghorn	Mr. Cleghorn, O.C., F.C.A., has been a director of NNC and of NNL since May 24, 2001. Mr. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. He is also Chairman of the Board of SNCÓLavalin Group Inc., an engineering and construction company, and a director of Canadian Pacific Railway Company, Canadian Pacific Railway Limited, Finning International Inc. and Molson Coors Brewing Company. He is Chancellor Emeritus of Wilfrid Laurier University, Member of the Faculty of Management International Advisory Board, McGill University and is the Immediate Past Chairman and a director of the Historica Foundation of Canada. Mr. Cleghorn is a citizen of Canada.

L. Yves Fortier	Mr. Fortier has been a director of NNC since March 7, 2000 and NNL since April 30, 1992. He also serves on the pension fund policy committee of NNL. He is a senior partner and Chairman of the law firm of Ogilvy Renault LLP. Mr. Fortier was Canada’s Ambassador to the United Nations from 1988 to 1992. Since 2001, he has been a Trustee of the International Accounting Standards Committee Foundation. He is also Chairman of the Board of Alcan Inc., Governor (Chairman of the Board) of Hudson’s Bay Company, and a director of NOVA Chemicals Corporation. Mr. Fortier is a citizen of Canada.

Robert Alexander Ingram	Mr. Ingram has been a director of NNC since March 7, 2000 and of NNL since April 29, 1999. Mr. Ingram has been Vice-Chairman Pharmaceuticals of GlaxoSmithKline plc, a corporation involved in the research, development, manufacturing and sale of pharmaceuticals, since January 2003. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 to January 2003. He was Chief Executive of Glaxo Wellcome plc from October 1997 to

Name	Principal Occupation, Five-Year Employment History and Citizenship

December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s United States subsidiary, from January 1999 to December 2000. Mr. Ingram is also nonexecutive Chairman of the Board of OSI Pharmaceuticals, Inc., a biotechnology company, and a director of Allergan, Inc., Edwards Lifesciences Corporation, Lowe’s Companies, Inc., Misys plc, VALEANT Pharmaceuticals International and Wachovia Corporation. Mr. Ingram is a citizen of the United States of America.

The Hon. John Paul Manley	Mr. Manley has been a director of NNC and NNL since May 26, 2004. Mr. Manley has been a senior counsel at the law firm of McCarthy Tðetrault LLP since May 2004. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, which was responsible for reviewing the state of the energy system of Ontario, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian federal government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. Mr. Manley is also a director of Canadian Imperial Bank of Commerce. Mr. Manley is a citizen of Canada

Richard David McCormick	Mr. McCormick has been director of NNC since January 11, 2005 and a director of NNL since January 18, 2005. He served as Chairman of US WEST, Inc., a telecommunications company, from June 1998 until his retirement in May 1999. He was chairman, president and chief executive officer of US WEST, Inc. from 1992 until 1998. He is also a director of HealthTrio Inc., United Technologies Corporation, Unocal Corporation and Wells Fargo and Company. From 1994 to 2003, Mr. McCormick was also a director of UAL Corporation, the parent holding company and sole shareholder of United Air Lines, Inc. On December 9, 2002, UAL Corporation, United Air Lines, Inc. and 26 direct and indirect wholly owned subsidiaries of UAL Corporation filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division. Mr. McCormick is a citizen of the United States of America.

William Arthur Owens	Mr. Owens has been a director of NNC and of NNL since February 28, 2002. Mr. Owens became Vice-Chairman and Chief Executive Officer of NNC and NNL on March 14, 2005 and, prior thereto, had been President and Chief Executive Officer of NNC and of NNL since April 2004. Mr. Owens was Chairman and Chief Executive Officer of Teledesic LLC, a satellite communications company, from December 2001 to April 2004, after having served as Vice Chairman and Co-Chief Executive

Name	Principal Occupation, Five-Year Employment History and Citizenship

Officer from August 1998 to December 2001. Mr. Owens was Vice-Chairman of the Board of Directors of Science Applications International Corporation (or SAIC), a research and engineering firm representing the largest employee owned high technology company in the United States, from March 1996 to August 1998, and served as SAIC’s President and Chief Operating Officer from December 1996 to August 1998 and Vice-President from March 1996 to December 1996. Prior to joining SAIC, Mr. Owens was Vice Chairman of the Joint Chiefs of Staff, the second-ranking military officer in the United States. As part of his role with the Joint Chiefs of Staff, he had responsibility for the reorganization and restructuring of the armed forces in the post-Cold War era. Mr. Owens is also a director of DaimlerChrysler AG and a private investment firm AEA Investments LLC. Mr. Owens also sits on three philanthropic boards. Mr. Owens was the Chairman and founder of a private five-state wireless telecommunication venture. Mr. Owens was also a director of IFusion Com Corporation, a company involved in developing Internet services and systems, for approximately one year, his tenure ending in March 1997. On March 28, 1997, IFusion Com Corporation filed a voluntary petition to reorganize its businesses under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, United States. Mr. Owens is a citizen of the United States of America.

Harry Jonathan Pearce	Mr. Pearce has been a director of NNC since January 11, 2005 and a director of NNL since January 18, 2005. He was Chairman of the Board of Hughes Electronics Corporation (now The DIRECTV Group, Inc.), a company engaged in digital television entertainment, broadband satellite and network services as well as global video and data broadcasting, from June 2001 to January 2004. He was a director and Vice-Chairman of General Motors Corporation from January 1996 to June 2001. Mr. Pearce is also a director of Marriott International, Inc. and MDU Resources Group, Inc. Mr. Pearce is a citizen of the United States of America.

Guylaine Saucier	Mrs. Saucier has been a director of NNC since March 7, 2000 and of NNL since May 1, 1997. She also serves on the audit committees of NNC and NNL and the pension fund policy committee of NNL. Mrs. Saucier was Chair of the Joint Committee on Corporate Governance, which was established by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange, and the Toronto Stock Exchange in 2000 to review the state of corporate governance in Canada and make recommendations thereon. She was also Chair of The Canadian Institute of Chartered Accountants from June 1999 to June 2000. Mrs. Saucier was Chairman of the Board and a director of the Canadian Broadcasting Corporation, a public broadcaster, from April 1995 to December 2000. She is also a director of Altran Technologies SA, AXA Assurances Inc., Bank of Montreal, CHC Helicopters and Petro-Canada. Mrs. Saucier is a citizen of Canada.

Name	Principal Occupation, Five-Year Employment History and Citizenship

Sherwood Hubbard Smith, Jr.	Mr. Smith has been a director of NNC since March 7, 2000 and of NNL since April 28, 1994. He serves on the audit committee and the joint leadership resources committee of NNC, and on the audit committee, the joint leadership resources committee and the pension fund policy committee (Chairman) of NNL. Mr. Smith is Chairman Emeritus of the Board at CP&L. He is also a trustee of Northwestern Mutual Life Insurance Company, Chairman of the Triangle Universities Center for Advanced Studies and Vice-Chairman of the Research Triangle Foundation. Mr. Smith is a citizen of the United States of America.

Lynton Ronald Wilson	Mr. Wilson has been a director of NNC since March 7, 2000 and of NNL since April 25, 1991 and non-executive Chairman of the Board of NNC and of NNL since February 2002. Mr. Wilson was executive Chairman of the Board of NNC and of NNL from November 2001 to February 2002. He was on executive Chairman of the Board of NNC and of NNL from April 2001 to November 2001. Mr. Wilson also serves on the committee on directors of NNC and on the joint leadership resources committee of NNC and NNL. Mr. Wilson was Chairman of the Board of Directors of BCE Inc., a telecommunications company, from May 1998 to April 2000, serving in a non-executive capacity from January 1999. He is Chairman of the Board of CAE Inc., a flight training, services and equipment company, and a director of DaimlerChrysler AG, DaimlerChrysler Canada Inc. and Mercedes-Benz Canada Inc. Mr. Wilson is also the Chairman of the Board of Directors of AllerGen, a new national Network of Centres of Excellence. Mr. Wilson is a citizen of Canada.

Executive Officers of NNC and NNL

Peter William Currie	Mr. Currie has been Executive Vice-President and Chief Financial Officer since 2005. Mr. Currie was previously employed in various finance positions at Nortel from 1979 to 1992, including general auditor, controller and vice president, finance for different business segments, and from 1994 to early 1997 as senior vice president and chief financial officer, and joined Royal Bank of Canada in 1997, most recently holding the position of vice chairman and chief financial officer of RBC Financial Group until September 2004. Mr. Currie is a citizen of Canada.

Gary James Daichendt	Mr. Daichendt was appointed President and Chief Operating Officer in 2005. Mr. Daichendt was previously employed in the networking and communications industry with Cisco Systems, Inc. At Cisco, he held a number of senior positions. From 1998 to 2000, he was Executive Vice-President, Worldwide Operations and, prior to that, was Senior Vice-President, Worldwide Operations (1997 to 1998), Senior Vice-President, Worldwide Sales (1996 to 1997) and Vice-President, Intercontinental Operations (1994 to 1996). Prior to his tenure with Cisco, Mr. Daichendt held a number of other senior positions with technology companies over a number of years, including during his two years

Name	Principal Occupation, Five-Year Employment History and Citizenship

with System Software Associates, Inc., eight years with Wang Laboratories, Inc. and ten years with IBM Corporation. Since his departure from Cisco in 2000, Mr. Daichendt has been primarily engaged in investing in private commercial real estate ventures, a mega electronic game center and board positions with technology start-up companies and nonprofit organizations. Mr. Daichendt is a citizen of the United States of America.

William John Donovan	Mr. Donovan has been employed by Nortel for the past five years, serving as Senior Vice-President, Human Resources since 2000. Mr. Donovan is a citizen of the United States of America.

Albert Roger Hitchcock	Mr. Hitchcock has been employed by Nortel for the past five years, including serving as Chief Information Officer since 2002. Mr. Hitchcock is a citizen of the United Kingdom.

Dion Constandino Joannou	Mr. Joannou has been employed by Nortel for the past five years, including serving as Chief Strategy Officer since 2004. Mr. Joannou is a citizen of the United States of America.

William Arthur Owens	Mr. Owens is the Vice-Chairman and Chief Executive Officer of NNC and NNL. His biography and country of citizenship are described above under the heading “Directors of NNC and NNL’’.

Ralph Edward Clenton Richardson	Mr. Richardson was appointed Chief Marketing Officer in 2004. Mr. Richardson was, prior to his appointment as Chief Marketing Officer effective October 1, 2004, Vice President, Global Marketing Enterprise Networks from April 2004 to September 2004. Mr. Richardson was a consultant from April 2003 to March 2004 and prior thereto was Chief Sales and Marketing Officer, and member of the board of directors, at T-Mobile UK, the UK wireless unit of Deutsche Telekom AG, from April 2001 to March 2003. Prior to that, Mr. Richardson was Vice President Worldwide Developer Relations and Worldwide Solutions Marketing, Apple Computer, a company engaged in the desktop and notebook computer industry as well as the production of operating systems and professional applications, from December 1997 to March 2001. Mr. Richardson is a citizen of the United States of America. Susan Engelke Shepard Ms. Shepard, succeeded Mr. W.F. McCauley in the position of Chief Ethics and Compliance Officer effective February 21, 2005. Over the course of her career, Ms. Shepard has served in a number of positions specifically related to ethics and compliance. Ms. Shepard has been a Commissioner for the New York State Ethics Commission since May 2003. In addition, prior to becoming engaged in private practice in 1997, Ms. Shepard was Commissioner of Investigation for New York City (1990 to 1994), Chief Counsel to the New York State Commission of Investigation (1986 to 1990) and an Assistant United States Attorney for the Eastern District of New York (1976 to 1986). Ms. Shepard is a citizen of the United States of America.

Directors and Executive Officers of Parent.

     The name, citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of Parent is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated below, the business address of each director and executive officer is c/o Nortel Networks Inc., 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709.

Name	Principal Occupation, Five-Year Employment History and Citizenship

Mary Cross	Ms. Cross is a Director of Parent and has been President of Parent since 1996. She has been employed by Nortel for the past five years, including serving as Vice-President of Finance Services and Controller, Americas. Ms. Cross is a citizen of the United States of America.

Katharine Berghuis Stevenson	Ms. Stevenson has been a Director of Parent since 2002. She has also been employed by Nortel for the past five years, including serving as Treasurer of NNC and NNL since 2000. Ms. Stevenson is a citizen of both Canada and the United States of America.

Directors and Executive Officers of Purchaser.

     The name, citizenship, present principal occupation or employment, and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Purchaser. Unless otherwise indicated below, the business address of each director and executive officer is c/o PS Merger Sub, Inc., Nortel Networks Inc., 4008 East Chapel Hill-Nelson Highway, Research Triangle Park, NC 27709.

Name	Principal Occupation, Five-Year Employment History and Citizenship

Arno Nadolny	Mr. Nadolny has been the sole director and President, Vice-President and Treasurer and Vice-President, Finance of Purchaser since its incorporation in April 2005. He has also been employed by Nortel for the past five years, including serving as Director, Mergers and Acquisitions of Nortel. Mr. Nadolny is a citizen of Canada.

Stephen Szeremeta	Mr. Szeremeta has been the Secretary of Purchaser since its incorporation in April 2005. Mr. Szeremeta has also been employed by Nortel for the past five years, including serving as Senior Counsel, Director of Contracts, Nortel and since 2004, General Counsel, Federal Network Solutions, Nortel. Mr. Szeremeta is a citizen of the United States of America.

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